As filed with the Securities and Exchange Commission on August 17, 2009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

TECHNIP
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

France
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
 (Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Deanna Goodwin
11700 Katy Freeway, #150
Houston, TX 77079
(281) 870-1111
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sami L. Toutounji, Esq.
Deutsche Bank Trust Company Americas 60 Wall Street New York, New York 10005 (212) 250-9100	Shearman & Sterling LLP 114, avenue des Champs-Elysées 75008 Paris, France (011) 331 5389 7000

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.
	☐	on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box:    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Technip	100,000,000	$0.05	$5,000,000	$279
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("American Depositary Receipt" or "ADR"), included as Exhibit A to the Deposit Agreement filed as Exhibit (a)(1) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2.	AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that TECHNIP publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (www.technip.com) or through an electronic information delivery system generally available to the public in its primary trading market.
Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Deposit Agreement.  Form of Deposit Agreement among TECHNIP, Deutsche Bank Trust Company Americas, as successor depositary to JPMorgan Chase Bank, N.A. (as successor, the "Depositary"), and all holders from time to time of ADRs issued thereunder (as amended by the amendments set forth below, the "Deposit Agreement").

(a)(2)	Form of Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to Deposit Agreement.

(a)(4)	Form of Supplement and Amendment to Deposit Agreement. Form of Supplement and Amendment to Deposit Agreement, including the form of American Depositary Receipt, is filed herewith as Exhibit (a)(4).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Not Applicable.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among TECHNIP, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 17, 2009.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one ordinary share of TECHNIP.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Edwin Reyes
	Name:	Edwin Reyes
	Title:	Managing Director

By:	/s/ James Kelly
	Name:	James Kelly
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Technip certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Paris, France on August 17, 2009.

TECHNIP

By:	/s/ Thierry Pilenko
	Name:	Thierry Pilenko
	Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on August 17, 2009.

Signatures	Capacity

/s/ Thierry Pilenko
Thierry Pilenko	Chairman and Chief Executive Officer

/s/ Julian Waldron
Julian Waldron	Chief Financial Officer

/s/ Jérôme Plouseau
Jérôme Plouseau	Chief Accounting Officer

/s/ Olivier Appert
Olivier Appert	Director

/s/ Pascal Colombani
Pascal Colombani	Director

/s/ Germaine Gibara
Germaine Gibara	Director

/s/ Gérard Hauser
Gérard Hauser	Director

/s/ Marwan Lahoud
Marwan Lahoud	Director

/s/ Jean-Pierre Lamoure
Jean-Pierre Lamoure	Director

/s/ Daniel Lebègue
Daniel Lebègue	Director

/s/ John O’Leary
John O’Leary	Director

/s/ Joseph Rinaldi
Joseph Rinaldi	Director

/s/ Bruno Weymuller
Bruno Weymuller	Director

/s/ Deanna Goodwin
Deanna Goodwin	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number

(a)(1)	Form of Deposit Agreement

(a)(2)	Form of Amendment No. 1 to Deposit Agreement

(a)(3)	Form of Amendment No. 2 to Deposit Agreement

(a)(4)	Form of Supplement and Amendment to Deposit Agreement, including form of ADR

(d)	Opinion of counsel to the Depositary